July 25, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F. Street, N.E.
Washington, D.C. 20549

Attention: Nicholas O’Leary

Re:	Standard Dental Labs Inc. Amendment No. 2 to Offering Statement on Form 1-A Filed May 15, 2025 File No. 024-12428

Ladies and Gentlemen:

This letter is in response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) in the letter dated June 10, 2025 regarding Amendment No. 2 to the Offering Statement of Form 1-A of Standard Dental Labs Inc. (the “Company”). Below are our responses to each of the comments raised by the Commission. In relation to the Company’s responses, the Company has filed an Amendment No. 3 to the Offering Statement on Form 1-A (“Amendment No. 3”).

Amendment No. 2 to Offering Statement on Form 1-A filed May 15, 2025

Report of Independent Registered Public Accounting Firm, page 44

SEC Comment No. 1

1.	Please revise your Form 1-A to provide disclosures regarding your change in accountants similar to those referenced in Item 4 of the Form 1-U. Also, please provide a letter regarding the change in certifying accountant as an exhibit to the Form 1-A. Refer to Item 17(9) of Part III of the Form 1-A.

Company Response

1.	The Company has added the required disclosure under the heading “Change in Independent Registered Public Accounting Firm” in Amendment No. 3 and filed the letter from the Company’s former independent registered public accounting firm as Exhibit 9.1 to Amendment No. 3.

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Balance Sheets, page 46

SEC Comment No. 2

2.	In regard to the negative advance payable – related party of $7,691, which your disclosures on page 41 indicate are with respect to an excess of expenses paid by you that were incurred by Mr. Brooks, please address the following:

•	Please further expand your disclosures to address why your President would have been reimbursed amounts in excess of expenses incurred on behalf of the company as well as the terms associated with the repayment.

•	Please address what consideration was given to reflecting this as a receivable from a related party instead of as a liability.

•	Please confirm that all expenses incurred by your President on the company’s behalf have been reflected in your financial statements. Refer to SAB Topic 1:B.1.

Company Response

2.	The Company notes the following:

a.	The negative advance payable of $7,691 resulted from timing differences between Company-incurred obligations paid for by Mr. Brooks and Mr. Brooks withdrawing funds from Company accounts to pay for such Company-incurred expenses. At certain times, expenses were prepaid by the Company through a withdraw by Mr. Brooks who then made the payment on behalf of the Company but such payment had not yet been substantiated by matching receipts at the time the books were closed for the financial period. Upon review, because the Company owes Mr. Brooks principal and interest on his outstanding convertible promissory note, the Company has determined to reconcile the balance of the note each year, considering (i) interest accrued on the outstanding principal, (ii) reimbursable business expenses paid personally by Mr. Brooks, (iii) withdrawals made by Mr. Brooks, and (iv) any transfers from Mr. Brooks’ balance. Withdrawals and transfers reduce the amount owed under the note. Any excess or shortfall arising from timing differences among accrued interest, expenses, withdrawals, and transfers is reflected as a related party payable or receivable. Based on this reconciliation, the Company has revised its financial statements and updated disclosures in Note 6 in Amendment No. 3 to reflect that as of December 31, 2024, the Company has recorded an advance payable to Mr. Brooks of $0 (2023: $32,394).

b.	We considered presenting the amount in the prior financial statements as a related party receivable; however, due to the timing of the identification and nature of the underlying transactions, we concluded it was more conservative to reflect it as a liability. We have updated our disclosures in Amendment No. 3 to reflect an advance payable.

c.	We confirm that all expenses incurred by our President on behalf of the Company have been recorded in the financial statements, in accordance with SAB Topic 1:B:1.

Statements of Operations, page 47

SEC Comment No. 3

3.	There appears to be a calculation error in your determination of net loss per common share for 2022. Specifically, the net loss per common share does not appear to equal the net loss divided by the weighted average common shares outstanding. Please advise or revise as necessary.

Company Response

3.	The Company notes the clerical error made in the filing of financial statements in Amendment No. 2 and notes that the correct amount for the 2022 net loss per common share was contained in the footnotes to the financial statements. The Company has corrected the clerical error in the financial statements filed with Amendment No. 3.

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SEC Comment No. 4

4.	If you continue to include statements of operations and stockholders’ equity for 2022, please tell us how you considered the recapitalization in calculating the weighted average common shares outstanding for 2022. Specifically, it appears the periods prior to the reverse recapitalization should reflect Prime Dental only and the “shares issued under the acquisition agreement” line item on the statement of stockholders’ equity should reflect the number of shares retained by Standard Dental, with amounts adjusted for the subsequent stock split. For purposes of computing EPS, the number of shares outstanding for the period from the beginning of the fiscal year to the date of the acquisition should be the number of shares issued by Standard Dental to Prime Dental. For the period from the date of the acquisition to the end of the fiscal year, the number of shares to be used in the calculation of EPS should be the actual number of shares of the combined entity outstanding in that period. The weighted average number of shares to be used in computing EPS would be calculated on the basis of the numbers determined for the two periods as described.

Company Response

4.	The Company has revised the financial statements in Amendment No. 3 and has removed this period.

Note 8. Services Agreement with Contracted Operator, page 58

SEC Comment No. 5

5.	We note your response to comment 15. Please address the following:

•	We note that the contracted operator is responsible for furnishing labor, materials, supplies, labor and/or goods required to manufacture dental prosthetics and orthodontics. Based on the description of the services provided in your disclosures on page 58 as well as the subcontract agreements filed as exhibits, it appears that all amounts paid under the subcontract agreement are costs incurred directly related to the manufacturing of dental prosthetics. In this regard, it is not clear how you determined that a portion of the amounts paid should be excluded from cost of sales as well as how you came up with the amount to exclude. Please advise

•	Please tell us the specific amounts reflected in general and administrative expenses for each period presented.

•	As previously requested, please expand your disclosures in MD&A related to the contracted operator agreement to discuss whether this agreement has been renewed and the impact of not being able to do so if it has not been renewed. Specifically we note that the agreement was entered into on August 31, 2022 and has an initial term of up to two years. This would indicate that the agreement may terminate on August 31, 2024. We remind you that Instruction 1 to Item 9A of the Form 1-A states that your discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. This would include descriptions and amounts of matters that have had an impact on reported operations that are not expected to have an impact upon future operations.

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Company Response

5.	The Company notes the staff’s comments and responds as follows:

(a)	The Company records cost of sales based on the direct materials and labor required to produce finished dental prosthetics. Since inception, the Company has maintained a standardized product pricing list, which includes embedded labor and material cost assumptions. Payments made to the subcontracted operator are disaggregated between cost of goods sold and sales and marketing expenses based on the underlying services rendered.

(b)	The following table, which has been added to Note 8 of the financial statements presented in Amendment No. 3, presents a breakdown of revenue, cost of goods sold, and selling and marketing expenses (included within general and administrative expenses) for each year:

	2024	2023	2022
Revenue	$284,095	$339,466	$173,329
Cost of goods sold	166,610	197,860	101,054
Gross Profit	117,485	141,606	72,275
Selling and marketing expenses	98,462	118,677	60,572

(c)	The Company has revised its disclosure on pages 2, 26, 31 and 33 of Amendment No. 3 and Note 8 to the financial statements filed with Amendment No. 3 to expand on its disclosure regarding the services agreement. The Company notes that the services agreement was terminated by mutual consent of the parties on July 1, 2025. The Company is now managing its own lab facility and is leasing the building and property. Manufacturing of dental prosthetics is now performed by Company technicians and client relationships are managed directly by Standard Dental Labs.

Please contact our counsel, Jason K. Brenkert of Dorsey & Whitney LLP, at 303-352-1133 or brenkert.jason@dorsey.com with any questions regarding these responses.

Sincerely,

STANDARD DENTAL LABS INC.

/s/ James Brooks

James Brooks

Chief Executive Officer

cc: Jason K. Brenkert , Esq.

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